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                                             March 8, 2000

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re: Path 1 Network Technologies Inc. (File No. 1-15609) Form RW - Application for Withdrawal

Ladies and Gentlemen:

                  Path 1 Network Technologies Inc., a Delaware corporation (the "Company") hereby applies for an order granting the immediate withdrawal of its not-yet-effective Registration Statement on Form 10, File No. 1-15609, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on January 10, 2000 and amended on February 22, 2000 and March 3, 2000.

                  The Commission's staff provided the Company with a comment letter dated February 9, 2000. Paragraph No. 1 of the comment letter requested that the Company withdraw the Registration Statement if the staff's comments were not addressed by the end of the 60-day period after filing; the Registration Statement would automatically become effective otherwise at that time (March 10, 2000). As you know, this is a standard comment/request.

                  The Registration Statement has been undergoing a normal review process with the staff. However, although the review process is proceeding well, it does not appear that it can be completed by the 60-day mark. Therefore, in compliance with the staff's earlier request, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

                  The Company reserves its right to file another Form 10 registration statement after the first Registration Statement is withdrawn.

                  Should you have any questions regarding this matter, please do not hesitate to contact the undersigned.

                                          Sincerely,

                                          Path 1 Network Technologies Inc.


                                          By:   /s/ Ronald D. Fellman
                                                -----------------------
                                                Ronald D. Fellman,
                                                Chief Executive Officer

cc:    Amy Moorhus
       Hayden J. Trubitt, Esq.